UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

12 October 2009

Commission File No. 001-32846
                ____________________________

CRH public limited company

(Translation of registrant's name into English)

               ____________________________

Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

              ____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X     Form 40-F___

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):________

Enclosure: Holding(s) in Company

Standard Form
TR-1: N
otifications of Major Interests in Shares

1.

Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
CRH plc

2.

Reason for the notification
(
please place an X inside the
appropriate
bracket
/s
):

[ X ]
An acquisition or disposal of voting rights

[ ]
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

[ ]
An event changing the breakdown of voting rights

[ ]
Other (please specify)

3.

Full
name of person(s) subject to
 notification obligation:
Capital Research and Management Company

4. Full name of shareholder(s)
(if different from 3):
-

5.

Date of transaction
(
and date on which the threshold is crossed or reached
)
:
8
th
 October
2009

6.

Date on which issuer notified:
12
th
 October
2009

7.

Threshold(s) that is/are crossed or reached:
Above
4
%

8. Notified
D
etails:

A: Voting rights attached to shares

Class/type of shares ( if possible us e ISIN CODE )	Situation previous to the t riggering transaction
	Number of shares	Number of voting r ights
Ordinary Shares (IE0001827041)	26,981,424	26,981,424

	Resulting situation after the triggering transaction
Class/type of shares ( if possible us e ISIN CODE )	Number of shares	Number of voting rights		% of voting rights
		Direct	Indirect	Direct	Indirect
Ordinary Shares (IE0001827041)	27,842,663		27,842,663		4.0145%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration d ate	Exercise/ c onversion period/ d ate	Number of voting rights that may be acquired ( if the ins trument exercised/ converted)	% of voting rights
N/A

Total (A+B) (where applicable in accordance with national law)	Number of voting rights	% of voting rights
27,842,663	27,842,663	4.0145%

9.

Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable
:
N/A

10. In case of p
roxy
v
oting:
 [n
ame of

the
proxy holder
] will cease to hold [num
ber] voting rights as of [date]
:

N/A

1
1
. Additional information:
    Done at
Los Angeles
,
California
 on
9
th
 October
200
9

1
2
. Contact name:

Neil Colgan

Company Secretary

1
3
. Contact telephone number:
+353 1 634 4340

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date    12 Octber, 2009

                                                                                                                                                                                                                                                   By: ___/s/Glenn Culpepper___

G. Culpepper
                                                        Finance Director